Filed by Novacea, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Novacea, Inc.

Commission File No: 000-51967

Contacts:

Transcept Pharmaceuticals, Inc.	The Ruth Group
Michael Gill	Investors / Media
Director of Communications	Stephanie Carrington / Jason Rando
(510) 215-3575	(646) 536-7017 / 7025
mgill@transcept.com	scarrington@theruthgroup.com
jrando@theruthgroup.com

Clinical study of Intermezzo® for the treatment of middle of the night awakening published in SLEEP

Phase 3 sleep-lab study demonstrated that low dose sublingual Intermezzo®, used at the time of a middle of the night awakening, significantly shortened time to return to sleep vs. placebo

Pt. Richmond, Calif. October 22, 2008: Transcept Pharmaceuticals, Inc., a privately-held specialty pharmaceutical company, announced today that a Phase 3 study evaluating the safety and efficacy of its lead product candidate, Intermezzo® (zolpidem tartrate sublingual lozenge), has been published in the September 2008 issue of SLEEP, a publication of the Associated Professional Sleep Societies. Intermezzo® is a low dose, buffered, sublingual formulation of zolpidem intended to be the first prescription sleep aid to be indicated for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep.

On September 30, 2008, Transcept submitted a New Drug Application for Intermezzo® to the U.S. Food and Drug Administration. On August 29, 2008, Transcept and Novacea, Inc. (Nasdaq: NOVC) entered into a definitive merger agreement under which, if completed, Novacea will merge with Transcept. Assuming a close near the end of 2008, the combined company is expected to have an estimated cash balance of $88 to $92 million.

Thomas Roth, Ph.D., Director of Research, Chief of Sleep Medicine for the Henry Ford Hospital Sleep Disorders and Research Center, was the principal author and investigator for the randomized, double-blind, placebo-controlled, 3-way cross-over study of the safety and efficacy of Intermezzo® at doses of 1.75 mg and 3.5 mg compared to placebo. The study evaluated 82 adults at five sleep laboratories with a diagnosis of DSM-IV primary insomnia and a history of prolonged middle of the night awakenings. Subjects were randomized to receive 1.75 mg or 3.5 mg doses of Intermezzo®, or a placebo, over three 2-night treatment periods.

The study results demonstrated that Intermezzo® 1.75 mg and 3.5 mg doses when taken at the time of a middle of the night awakening, significantly shortened the time for patients to return to sleep as compared to placebo and there was no evidence of next morning residual effects. Patients taking Intermezzo® 3.5 mg also had statistically significant improvements in post-dose total sleep time, sleep efficiency, subjective number of awakenings and sleep quality. Morning questionnaires also revealed improvements in the level of refreshed sleep and next day ability to function compared to placebo.

Dr. Roth commented, “This study supports the safety and efficacy of Intermezzo® for the treatment of middle of the night awakenings at the time they occur. The most commonly prescribed sleep medications are intended to be taken at bedtime and they produce sleep for seven to eight hours after dosing. Such medications can be used at bedtime to prevent an awakening later in the night, but the patient must either anticipate which nights an awakening may occur, or take a seven to eight hour sleep aid every night. The results of this study suggest that low dose sublingual zolpidem (Intermezzo®) may offer patients a fast acting low-dose alternative that can be taken only when it is really needed at the time of an awakening, and which provides rapid return to sleep without the risk of residual sedation the following morning.”

Glenn A. Oclassen, President and Chief Executive Officer of Transcept, remarked, “We congratulate Dr. Roth and his colleagues on the publication in SLEEP. Along with our Phase 3 outpatient study, Dr. Roth’s sleep-lab study serves as the foundation for the Intermezzo® New Drug Application we recently submitted to the U.S. Food and Drug Administration.”

About the Proposed Transcept and Novacea Merger

On August 29, 2008, Transcept Pharmaceuticals, Inc. and Novacea, Inc. (Nasdaq: NOVC) entered into a definitive merger agreement under which Novacea will merge with Transcept in an all-stock transaction. Assuming a close near the end of 2008, the combined company is expected to have an estimated cash balance of $88 to $92 million. Further information on the merger agreement is available in the last section of this press release, entitled “Additional Information about the Merger and Where to Find It.”

About SLEEP

SLEEP is the official publication of the Associated Professional Sleep Societies, LLC (APSS) a joint venture of the American Academy of Sleep Medicine and the Sleep Research Society. A reprint of the study can be viewed online at

http://www.journalsleep.org/ViewAbstract.aspx?citationid=3662.

About Transcept Pharmaceuticals

Transcept Pharmaceuticals is a specialty pharmaceutical company focused on the development and commercialization of proprietary products that address important therapeutic needs in the fields of psychiatry and sleep medicine. The lead Transcept product candidate, Intermezzo®, is a sublingual low dose formulation of zolpidem that has been developed for use as-needed for the treatment of insomnia when a middle of the night awakening is followed by difficulty returning to sleep. Intermezzo® Phase 3 clinical trials have been completed and, on September 30, 2008, Transcept submitted a New Drug Application for Intermezzo® to the U.S. Food and Drug Administration.

For further information, please visit the company’s website at: www.transcept.com.

About Novacea

Novacea, Inc. is a biopharmaceutical company that had been focused on in-licensing, developing and commercializing novel cancer therapies. Novacea has two product candidates, including Asentar™, which had been in a Phase 3 clinical trial for androgen-independent prostate cancer, and AQ4N, a hypoxia-activated prodrug. There are currently no clinical trials planned or underway for either candidate.

Safe Harbor

This press release contains forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995 (the “Act”). Transcept and Novacea disclaim any intent or obligation to update these forward-looking statements, and claim the protection of the Safe Harbor for forward-looking statements contained in the Act. Examples of such statements include, but are not limited to, the expected timing of closing the merger; the expected cash balance of the combined entity as of the closing; and the expected benefits of Transcept product candidates. Such statements are based on management’s current expectations, but actual results may differ materially due to various risks and uncertainties, including, but not limited to, failure of Novacea stockholders to approve the merger; Novacea or Transcept inability to satisfy the conditions of the merger, or that the merger is otherwise delayed or ultimately not consummated; the rates of use of Transcept and Novacea cash and cash equivalents prior to the closing of the merger; positive results in clinical trials may not be sufficient to obtain FDA approval; physician or patient reluctance to use Intermezzo®, if approved; potential alternative therapies; maintaining adequate patent or trade secret protection without violating the intellectual property rights of others; and other difficulties or delays in, obtaining regulatory approval, market acceptance and commercialization of Intermezzo®.

Additional Information about the Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Transcept and Novacea. On October 3, 2008, Novacea filed a joint proxy statement/prospectus/information statement in connection with the merger with Transcept. Once declared effective by the SEC, the final proxy statement included in the Form S-4 will be mailed to Novacea stockholders prior to a meeting of Novacea stockholders to consider the merger proposal. Investors and security holders of Novacea and Transcept are urged to read the proxy statement/prospectus/information statement because it will contain important information about Novacea, Transcept and the proposed transaction. The proxy statement/prospectus/information statement, and any other documents filed by Novacea with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Novacea by contacting Novacea Investor Relations by e-mail at IR@novacea.com or by telephone at (650) 228-1800. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.

Novacea and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Novacea and their respective interests in the proposed transaction is available in the proxy statement/prospectus/information statement.

Intermezzo® and Bimucoral® are registered trademarks of Transcept Pharmaceuticals, Inc.

Contacts:

Transcept Pharmaceuticals, Inc.

Michael Gill

Director of Communications

(510) 215-3575

mgill@transcept.com

The Ruth Group (on behalf of Transcept)

Investors

Stephanie Carrington / Sara Ephraim

(646) 536-7017 / 7002

scarrington@theruthgroup.com

sephraim@theruthgroup.com

Media

Jason Rando

(646) 536-7025

jrando@theruthgroup.com